05010209

File No. 82-2337

July 22, 2005

<u>VIA HAND</u>

Securities and Exchange Commission   PROCESSED   SUPPL
Division of Corporation Finance
Office of International Corporate Finance   AUG 08 2005
450 Fifth Street, N.W.
Washington, D.C. 20549   THOMSON
                                                  FINANCIAL

Re: Disclosure Materials Provided on Behalf of I.E.M. S.A. de C.V. (File No.
       82-2337) Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
       1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

On behalf of our client, I.E.M., S.A. de C.V. (the "Company") and pursuant to the
Company's obligations under Rule 12g3-2(b)(1)(i) under the Exchange Act, we are furnishing
the enclosed English translations of (i) Company's consolidated quarterly reports for the fourth
quarter of 2004 and the first quarter of 2005 and (ii) the 2004 Annual Report of the Company
and related materials.

If you have any questions or require any further information, please do not
hesitate to contact the undersigned or Jorge U. Juantorena of this firm at (212) 225-2000.

Please acknowledge receipt of this letter and the enclosure by stamping the
enclosed copy of this letter and returning it to our messenger.

Sincerely,

David P. Bardeen

Enclosure

cc: Lic. Alejandro Archundia
       Jorge U. Juantorena

STOCK EXCHANGE CODE IEM
IEM, S.A. DE C.V.

QUARTER: 1 YEAR : 2005

CONSOLIDATED FINANCIAL STATEMENT
AT MARCH 31 OF 2005 AND 2004
(Thousands of Pesos)

Final Printing

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
S		Amount	%	Amount	%
1	TOTAL ASSETS	686,290	100	634,675	100
2	CURRENT ASSETS	367,553	54	311,289	49
3	CASH AND SHORT-TERM INVESTMENTS	4,662	1	11,588	2
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	166,681	24	100,863	16
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	22,038	3	28,203	4
6	INVENTORIES	174,172	25	170,635	27
7	OTHERS CURRENT ASSETS	0	0	0	0
8	LONG-TERM	0	0	0	0
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER	0	0	0	0
12	PROPERTY, PLANT AND EQUIPMENT	315,426	46	314,644	50
13	PROPERTY	413,810	60	413,872	65
14	MACHINERY AND INDUSTRIAL	422,693	62	422,605	67
15	OTHER EQUIPMENT	39,621	6	39,414	6
16	ACCUMULATED DEPRECIATION	629,254	92	619,851	98
17	CONSTRUCTION IN PROGRESS	68,556	10	58,604	9
18	DEFERRED ASSETS (NET)	3,311	0	8,742	1
19	OTHERS ASSETS	0	0	0	0
20	TOTAL LIABILITIES	353,632	100	281,462	100
21	CURRENT LIABILITIES	286,084	81	196,162	70
22	SUPPLIERS	33,808	10	22,090	8
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	53,762	15	42,948	15
26	OTHER CURRENT LIABILITIES	198,514	56	131,124	47
27	LONG-TERM LIABILITIES	0	0	0	0
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	DEFERRED LOANS	51,914	15	85,300	30
32	OTHER LIABILITIES	15,634	4	0	0
33	CONSOLIDATED STOCK HOLDER'S EQUITY	332,658	100	353,213	100
34	MINORITY INTEREST	471		285	
35	MAJORITY INTEREST	332,187	100	352,928	100
36	CONTRIBUTED CAPITAL	643,097	193	643,097	182
37	PAID-IN CAPITAL STOCK (NOMINAL)	15,688	5	15,688	4
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	627,409	189	627,409	178
39	PREMIUM ON SALES OF SHARES	0	0	0	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	CAPITAL INCREASE (DECREASE)	(310,910)	(93)	(290,169)	(82)
42	RETAINED EARNINGS AND CAPITAL RESERVE	373,882	112	343,454	97
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDER'S EQUITY	(669,530)	(201)	(618,252)	(175)
45	NET INCOME FOR THE YEAR	(15,262)	(5)	(15,371)	(4)

STOCK EXCHANGE CODE IEM
IEM, S.A. DE C.V.

QUARTER: 1   YEAR : 2005

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousand of Pesos)

Final Printing

REF S.	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**4,662**	**100**	**11,588**	**100**
46	CASH	2,013	43	6,648	57
47	SHORT-TERM	2,649	57	4,940	43
18	**DEFERRED ASSETS (NET)**	**3,311**	**100**	**8,742**	**100**
48	AMORTIZED OR REDEEMED	3,311	100	8,742	100
49	GOODWILL	-	-		
50	DERERRED TAXES	-	-		
51	OTHERS	-	-		
21	**CURRENT LIABILITIES**	**286,084**	**100**	**196,162**	**100**
52	FOREING CURRENCY	77,624	27	18,622	9
53	MEXICAN PESOS LIABILITIES	208,460	73	177,540	91
24	**STOCK MARKET LOANS**	**-**	**100**	**-**	**100**
54	COMMERCIAL PAPER	-	-	-	-
55	CURRENT MATURITIES OF MEDIUM TERM	-	-	-	-
56	CURRENT MATURITIES OF	-	-	-	-
26	**OTHER CURRENT LIABILITIES**	**198,514**	**100**	**131,124**	**100**
57	OTHER CURRENT LIABILITIES WITH	97,105	49	71,532	55
58	OTHER CURRENT LIABILITIES WITHOUT	101,409	51	59,592	45
27	**LONG-TERM LIABILITIES**	**-**	**100**	**-**	**100**
59	FOREING CURRENCY	-	-	-	-
60	MEXICAN PESOS	-	-	-	-
29	**STOCK MARKET LOANS**	**-**	**100**	**-**	**100**
61	BONDS	-	-	-	-
62	MEDIUM TERM NOTES	-	-	-	-
30	**OTHER LOANS**	**-**	**100**	**-**	**100**
63	OTHER LOANS WITH COST	-	-	-	-
64	OTHER LOANS WITHOUT	-	-	-	-
31	**DEFERRED LOANS**	**51,914**	**100**	**85,300**	**100**
65	NEGATIVE GOODWILL	-	-	-	-
66	DEFERRED TAXES	51,914	100	85,300	100
67	OTHERS	-	-	-	-
32	**OTHER LIABILITIES**	**15,634**	**100**	**-**	**100**
68	RESERVES	-	-	-	-
69	OTHERS LIABILITIES	15,634	100	-	-
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(669,530)**	**100**	**(618,252)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY	-	-	-	-
71	INCOME FROM NON-MONETARY POSITION	(669,530)	(100)	(618,252)	(100)

STOCK EXCHANGE CODE IEM   QUARTER: 1   YEAR : 2005
IEM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	81,469	115,127
73	PENSIONS FUND AND SENIORITY	72,849	59,935
74	EXECUTIVES (*)	11	12
75	EMPLOYERS (*)	164	169
76	WORKERS (*)	604	683
77	CIRCULATION SHARES	32,415,713	32,415,713
78	REPURCHASED SHARES	-	-

(**) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS

STOCK EXCHANGE CODE IEM   QUARTER: 1   YEAR : 2005
IEM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2004 AND 2005
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	NET SALES	113,140	100	48,106	100
2	COST OF	118,081	104	62,510	130
3	GROSS INCOME	(4,941)	(4)	(14,404)	(30)
4	OPERATING	10,933	10	9,403	20
5	OPERATING INCOME	(15,874)	(14)	(23,807)	(49)
6	TOTAL FINANCING	1,866	2	951	2
7	INCOME AFTER FINANCING COST	(17,740)	(16)	(24,758)	(51)
8	OTHER FINANCIAL OPERATIONS	3,781	3	113	0
9	INCOME BEFORE TAXES AND WORKER'S PROFIT SHARING	(21,521)	(19)	(24,871)	(52)
10	RESERVE FOR TAXES AND WORKER'S SHARING	(4,507)	(4)	(7,763)	(16)
11	NET INCOME AFTER TAXES AND WORKER'S PROFIT SHARING	(17,014)	(15)	(17,108)	(36)
12	SHARE IN NET INCOME OF SUBSIDIARIES NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION	(17,014)	(15)	(17,108)	(36)
14	INCOME OF DISCONTINUOUS	(1,752)	(2)	(1,737)	(4)
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	(15,262)	(13)	(15,371)	(32)
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET CONSOLIDATED INCOME	(15,262)	(13)	(15,371)	(32)
19	NET INCOME OF MINORITY INTEREST	0	0	0	0
20	NET INCOME OF MAJORITY INTEREST	(15,262)	(13)	(15,371)	(32)

STOCK EXCHANGE CODE IEM

QUARTER: 1   YEAR : 2005

IEM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	NET SALES	113,140	100	48,106	100
21	DOMESTIC	105,686	93	48,106	100
22	FOREIGN	7,454	7	-	-
23	TRANSLATED INTO DOLLARS	645	1	-	-
6	TOTAL FINANCING COST	1,866	100	951	100
24	INTEREST PAID	2,678	144	1,030	108
25	EXCHANGE LOSSES	3,966	213	1,682	177
26	INTEREST EARNED	14	1	196	21
27	EXCHANGE PROFITS	4,577	245	1,629	171
28	GAIN DUE TO MONETARY	(187)	(10)	64	7
8	OTHER FINANCIAL OPERATIONS	3,781	100	113	100
29	OTHER NET EXPENSES (INCOME)	3,781	100	113	100
30	(PROFIT) LOSS ON SALE OF OWM	0	0	-	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	-	-
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(4,507)	100	(7,763)	100
32	INCOME TAX	635	14	657	8
33	DEFERED INCOME TAX	(4,976)	(110)	(7,719)	(99)
34	WORKERS' PROFIT SHARING	(166)	(4)	-	-
35	DEFERED WORKERS' PROFIT	-	-	(701)	(9)

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE IEM
IEM, S.A. DE C.V.

QUARTER: 1   YEAR : 2005

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	119,867	50,757
37	NET INCOME OF THE	(14,484)	(29,137)
38	NET SALES (**)	636,910	634,411
39	OPERATION INCOME (**)	(11,035)	11,821
40	NET INCOME OF MAYORITY INTEREST (**)	(26,710)	(33,062)
41	NET CONSOLIDATED INCOME	(26,735)	(33,062)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: **1** YEAR: **2005**
IEM, S.A. DE C.V.

CONSOLIDATED

STATEMENT OF INCOME QUARTERLY
FROM APRIL THE 1st TO MARCH 31 OF 2005 AND 2004
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		AMOUNT	%	AMOUNT	%
1	NET SALES	113,140	100	48,106	100
2	COST OF	118,081	104	62,510	130
3	GROSS INCOME	(4,941)	(4)	(14,404)	(30)
4	OPERATING	10,933	10	9,403	20
5	OPERATING INCOME	(15,874)	(14)	(23,807)	(49)
6	TOTAL FINANCING	1,866	2	951	2
7	INCOME AFTER FINANCING COST	(17,740)	(16)	(24,758)	(51)
8	OTHER FINANCIAL OPERATIONS	3,781	3	113	0
9	INCOME BEFORE TAXES AND WORKER'S PROFIT SHARING	(21,521)	(19)	(24,871)	(52)
10	RESERVE FOR TAXES AND WORKER'S SHARING	(4,507)	(4)	(7,763)	(16)
11	NET INCOME AFTER TAXES AND WORKER'S PROFIT SHARING	(17,014)	(15)	(17,108)	(36)
12	SHARE IN NET INCOME OF SUBSIDIARIES NON - CONSOLIDATED ASSOCIATES	0	0	0	0
13	CONSOLIDATED NET INCOME OF CONTINUOUS OPERATION	(17,014)	(15)	(17,108)	(36)
14	INCOME OF DISCONTINUOUS, NET	(1,752)	(2)	(1,737)	(4)
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	(15,262)	(13)	(15,371)	(32)
16	EXTRAORDINARY ITEMS EXPENSES	0	0	0	
17	NET EFFECT AT THE BEGINNING OF THE YEAR CHANGES IN ACCOUNTING PRINCIPLE	0	0	0	0
18	NET CONSOLIDATED INCOME	(15,262)	(13)	(15,371)	(32)
19	NET INCOME OF MINORITY INTEREST				
20	NET INCOME OF MAJORITY INTEREST	(15,262)	(13)	(15,371)	(32)

STOCK EXCHANGE CODE: IEM   QUARTER: 1   YEAR: 2005
IEM, S.A. DE C.V.

CONSOLIDATED

STATEMENT OF INCOME QUARTERLY
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		AMOUNT	%	AMOUNT	%
1	NET SALES	113,140	100	48,106	100
21	DOMESTIC	105,686	93	48,106	100
22	FOREIGN	7,454	7	0	0
23	TRANSLATED INTO DOLLARS (***)	645	1	0	0
6	TOTAL FINANCING COST	1,866	100	951	100
24	INTEREST PAID	2,678	144	1,030	108
25	EXCHANGE LOSSES	3,966	213	1,682	177
26	INTEREST EARNED	14	1	196	21
27	ESCHANGE PROFITS	4,577	245	1,629	171
28	GAIN DUE TO MONETARY	(187)	(10)	64	7
42	LOST IN RESTATED OF UDI'S	0	0	0	0
43	EARNED IN RESTATED OF UDI'S	0	0	0	0
8	OTHER FINANCIAL OPERATIONS	3,781	100	113	100
29	OTHER NET EXPENSES (INCOME)	3,781	100	113	100
30	(PROFIT) LOSS ON SALE OF OWN	0	0	0	0
31	(PROFIT) LOSS ON SALE SHORT - TERM	0	0	0	0
10	RESERVE FOR TAXES AND OWRKER'S PROFIT SHARING	(4,507)	100	(7,763)	100
32	INCOME TAX	635	14	657	8
33	DEFERED INCOME TAX	(4,976)	(110)	(7,719)	(99)
34	WORKER'S PROFIT SHARING	(166)	(4)	251	0
35	DEFERED WORKER'S PROFIT	0	0	(701)	(9)

(***)   THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE IEM

QUARTER: 1   YEAR : 2005

IEM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2005 AND 2004
(Thousands of Pesos)

Final Printing

REF C	C O N C E P T S	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	(15,262)	(15,371)
2	+ (-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	(166)	5,670
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**(15,428)**	**(9,701)**
4.	CASH FLOW FROM CHANGE IN WORKING CAPITAL	20,753	(8,100)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**5,325**	**(17,801)**
6	CASH FLOW FROM EXTERNAL FINANCING	**1,939**	-
7	CASH FLOW FROM INTERNAL FINANCING	-	-
8	**CASH FLOW GENERATED (USED) BY FINANCING**	1,939	-
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	- (7,343)	- 15,893
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(79)	(1,908)
11	CASH AND SHORT-TERM INVESTMENTS AT BEGINNING OF PERIOD	4,741	13,496
12	CASH AND SHORT-TERM INVESTMENTS AT THE OF PERIOD	4,662	11,588

STOCK EXCHANGE CODE IEM   QUARTER: 1   YEAR : 2005
IEM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+(-) ITEMS ADDED TO INCOME WHISCH DO NOT REQUIRE USING CASH**	**(166)**	**5,670**
13	DEPRECIATION AND AMORTIZATION FOR THE	4,998	5,670
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS AND SENIORITY PREMIUMS	- -	
15	+(-) NET LOSS (PROFIT) IN MONEY	(611)	
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND ACTUALIZATION	227	
17	+ (-) OTHER ITEMS	(4,780)	-
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**20,753**	**(8,100)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	63,120	58,555
19	+ (-) DECREASE (INCREASE) IN	(21,036)	29,196
20	+ (-) DECREASE (INCREASE) IN OTHER RECEIVABLE	(1,794)	(22,657)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	(30,015)	(8,044)
22	+(-) INCREASE (DECREASE) IN OTHER	10,478	(65,150)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**1,939**	-
23	+ SHORT-TERM BANK AND STOCK MARKET	-	
24	+ LONG-TERM BANK AND STOCK MARKET	-	
25	+ DIVIDEND RECEIVED	-	-
26	+ OTHER FINANCING	1,939	-
27	(-) BANK FINANCING	-	-
28	(-) STOCK MARKET	-	-
29	(-) OTHER FINANCING	-	-
7	**CASH FLOW FROM INTERNAL FINANCING**	-	-
30	+ (-) INCREASE (DECREASE) IN CAPITAL	-	-
31	(-) DIVIDENS PAID	-	-
32	+ PREMIUM ON SALE OF	-	-
33	+ CONTRIBUTION FOR FUTURE CAPITAL	-	
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(7,343)**	**15,893**
34	+ (-) DECREASE (INCREASE) IN STOCK OF A PERMANENT NATURE		
35	(-) ACQUISITION OF PROPERTY, PLANT AND	**(7,343)**	**5,694**
36	(-) INCREASE IN CONSTRUCTIONS IN	**0**	**10,199**
37	+ SALE OF OTHER PERMANENT	0	
38	+ SALE OF TANGIBLE FIXED	0	0
39	+ (-) OTHER ITEMS	0	0

STOCK EXCHANGE CODE: **IEM**   QUARTER: **1**   YEAR: **2005**

IEM, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	(13.49) %	(31.95) %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(8.04) %	(9.37) %
3	NET INCOME TO TOTAL ASSETS (**)	(3.90) %	(5.21) %
4	CASH DIVIDENS TO PREVIOUS YEAR NET INCOME	0.00 %	0.00 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(1.23) %	(0.42) %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	0.93 times	1.00 times
7	NET SALES TO FIXED ASSETS (**)	2.02 times	2.02 times
8	INVENTORIES TOTATION (**)	3.45 times	3.54 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	115 days	164 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0 %	0 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	51.53 %	44.35 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.06 times	0.80 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	21.95 %	6.62 %
14	LONG TERM LIABILITIES TO FIXED ASSETS	0 %	0 %
15	OPERATING INCOME TO INTEREST PAID	(5.93) times	(23.11) times
16	NET SALES TO TOTAL LIABILITIES (**)	1.80 times	2.25 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.28 times	1.59 times
18	CURRENT ASSETS LES INVENTORY TO LIABILITIES	0.68 times	0.72 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.04 times	1.11 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	1.63 %	5.91 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	(13.64) %	(20.17) %
22	CASH FLOW FROM CHANGES IN WORKING TO NET SALES	18.34 %	(16.84) %
23	CASH GENERATED (USED) IN OPERATIONG INTEREST PAID	1.99 times	(17.28) times
24	EXTERNAL FINANCING TO CASH (USED) IN FINANCING	100.00 %	0.00 %
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	0.00 %	0.00 %
26	ADQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	100.00 %	35.83 %

(**) INTHESE RATIOS FOR TE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

STOCK EXCHANGE CODE: **IEM**
IEM, S.A. DE C.V.

QUARTER: 1 **YEAR: 2005**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	(0.82)	(0.99)
2	BASIC PROFIT PER PREFERENT SHARE (**)	$0.00	$0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$0.00	$0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**)	$0.00	$0.00
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00	$0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00	$0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00	$0.00
8	CARRYING VALUE PER SHARE	$10.25	$10.89
9	CASH DIVIDEND ACUMULATED PER SHARE	$0.00	$0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.00 times	0.00 times
12	MARKET PRICE TO BASIC PROFIT PER SHARE (**)	0.00 times	0.00 times
13	MARKET PRICE TO BASIC PROFIT PER SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

STOCK EXCHANGE CODE: IEM **QUARTER: 1** **YEAR: 2005**

IEM, S.A. DE C.V.

REPORT FROM THE DIRECTOR GENERAL (1)

(Discussion and Analysis from the Director General regarding the Financing Situation and Income of the Company's Operation)

ANNEX 1

CONSOLIDATED

Final Print

SALES AS OF MARCH 2005 WERE 113.1 MILLION PESOS, MEANING A REAL TERM ANNUAL INCREASE OF 135%, AGAINST THE PREVIOUS YEAR. SAID DECREASE WAS MAINLY EVIDENT IN THE TRANSFORMERS PRODUCTION LINE.

AS OF MARCH 2005, OPERATING LOSS WAS 15.9 MILLION PESOS WHICH REPRESENTS 14.0% OF SALES. THE LOSS FOR YEAR 2004 WAS 23.8 MILLION PESOS WHICH REPRESENTED 49.5% OF SALES.

THE FINANCING INTEGRAL COST WAS 1.9 MILLION PESOS AS OF MARCH 2005, WHICH, COMPARED WITH 1.0 MILLION PESOS OF THE PREVIOUS YEAR IN PESOS OF MARCH 2005, MEANT A 90.0% INCREASE IN REAL TERMS, MAINLY CAUSED BY THE MAJOR NECESSITIES OF FINANCING.

THE NET LOSS AS OF MARCH 2005 WAS TO 15.3 MILLION PESOS, FOR THE SAME PERIOD OF 2004 NET LOSS WAS 15.4 MILLION PESOS OF 2005.

NO OTHER VALUES HAVE BEEN REGISTERED IN THE "RNVI"; THE JUDICIAL AND FINANCIAL INFORMATION HAS BEEN TIMELY SUBMITTED, IN COMPLIANCE WITH THE LAW.

THERE HAVE BEEN NO CHANGES, NOR MODIFICATIONS IN ANY OF THE VALUES REGISTERED IN THE "RNVI".

DISCONTINUOUS OPERATIONS

1. IN SEPTEMBER 2004 THE PROTECTION'S EQUIPMENT WAS SHUT DOWN.

STOCK EXCHANGE CODE: IEM   QUARTER: 1   YEAR: 2005
IEM, S.A. DE C.V.

COMPLEMENTARY REMARKS REGARDING THE FINANCIAL SITUATION (1)

PAGE 2
ANNEX 2   CONSOLIDATED
Final Print

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

THE ACCOUNTING POLICIES FOLLOWED BY THE COMPANY ARE IN CONFORMITY WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN MEXICO (MEXICAN GAAP), WHICH REQUIRE MANAGEMENT TO MAKE CERTAIN ESTIMATES AND USE CERTAIN ASSUMPTIONS TO VALUE SOME TEMS OF THE CONSOLIDATED FINANCIAL STATEMENTS AND MAKE THE REVELATION REQUIRED IN THESE CONSOLIDATED FINANCIAL STATEMENTS. ALTHOUGH THESE ESTIMATES AND ASSUMPTIONS ARE BASED ON MANAGEMENT'S BEST KNOWLEDGE OF CURRENT EVENTS, ACTUAL RESULTS MAY DIFFER. THE SIGNIFICANT ACCOUNTING POLICIES OF THE COMPANY ARE FOLLOWS:

A.- **CHANGES IN ACCOUNTING POLICIES.-** BEGINNING JANUARY 1ST, 2004, CAME INTO EFFECT THE BULLETIN C-12 "FINANCIAL INSTRUMENTS OF LIABILITY OR EQUITY NATURE OR A COMBINATION OF BOTH" ("C-12"), WHICH IS THE COMPILATION OF THE NORMS RESPECT TO THE ISSUE OF DEBT OR EQUITY FINANCIAL INSTRUMENTS, OR COMBINED AND INCLUDES ADDITIONAL NORMS ON THE ACCOUNTING RECOGNITION FOR THESE INSTRUMENTS. CONSEQUENTLY, C-12 INDICATES THE BASIC DIFFERENCE BETWEEN LIABILITIES AND STOCKHOLDERS' EQUITY AND ESTABLISHES THE RULES FOR CLASSIFY AND VALUE THE COMPONENTS OF LIABILITIES AND EQUITY OR COMBINED IN THE INITIAL RECOGNITION. SUBSEQUENT RECOGNITION AND VALUATION OF LIABUILITIES AND STOCKHOLDER'S EQUITY OF THE FINANCIAL INSTRUMENTS IS SUBJECT TO THE NORMS ISSUED PREVIOUSLY IN THE APPLICABLE BULLETINS. THE ADOPTION OF THIS BULLETIN HAD NOT SIGNIFICANT EFFECTS IN THE FINANCIAL INFORMATION.

B.- **CASH AND CASH EQUIVALENTS** – THE CASH EQUIVALENTS ARE ALL TEMPORARY INVESTMENTS WHICH HAVE MATURITY UP TO THREE MONTHS FROM THEIR STARTING DATE AND THEY ARE RECORDED AT THEIR COST PLUS INTEREST ACCRUED.

C.- **INVENTORY AND COST OF SALES.-** INVENTORY IS STATED AT THE LOWER OF REPLACEMENT COST OR NET REALIZABLE VALUE. COST OF SALES IS STATED AT THE REPLACEMENT COST AT THE SELLING DATE.

D.- **PROPERTY, MACHINERY AND EQUIPMENT.-** PROPERTY, MACHINERY AND EQUIPMENT ARE RECORDED AT ACQUISITION COST AND RESTATED USING THE NCPI FACTORS. THE ACQUISITION COST FOREIGN FIXED ASSETS IS RESTATED USING THE INFLATION RATE OF THE COUNTRY OF ORIGIN AND TRANSLATED INTO MEXICAN PESOS AT THE MARKET EXCHANGE RATE IN EFFECT AT THE BALANCE SHEET DATE. DEPRECIATION IS CALCULATED USING THE STRAIGHT LINE METHOD BASED ON THE REMAINING USEFUL LIFE OF THE RELATED ASSETS AND ESTIMATED SALVAGE VALUE.

E. **STOCKHOLDERS INVESTMENTS** - THE COMPONENTS OF THE STOCKHOLDERS INVETSMENT IS RESTATED BY MEANS OF FACTORS DERIVED FROM THE "INPC".

F. **(PROFIT) LOSS DUE TO MONETARY POSITION** – THE LOSS DUE TO MONETARY POSITION, WHICH REPRESENTS THE EROSION IN PURCHASING POWER DUE TO INFLATION, SHOULD BE CALCULATED BY APPLYING FACTORS DERIVED FROM THE *INPC* TO THE MONTHLY NET MONETARY POSITION. THE LOSS IS ORIGINATED DUE TO THE KEEPING A NET ACTIVE MONETARY POSITION.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
(MEXICAN STOCK EXCHANGE)
SIFIC / ICS

STOCK EXCHANGE CODE: IEM

QUARTER: 1   YEAR: 2005

IEM, S.A. DE C.V.

COMPLEMENTARY REMARKS REGARDING THE FINANCIAL SITUATION (1)

PAGE 3

ANNEX 2   CONSOLIDATED

Final Print

G. **FOREING EXCHANGE TRANSACTIONS** – TRANSACTIONS IN FOREIGN EXCHANGE ARE REGISTERED AT THE EXCHANGE RATE APPLICABLE AT THE DATE OF TRANSACTION. THE ASSETS AND LIABILITIES STATED IN FOREIGN CURRENCY ARE VALUED IN MEXICAN PESOS AT THE EXCHANGE RATE APPLICABLE AT THE DATE OF THE FINANCIAL STATEMENTS. THE FLUCTUATIONS IN CURRENCY EXCHANGE ARE REGISTERED IN THE ANNUAL RESULTS.

H. **LABOR OBLIGATIONS UPON RETIREMENT.**– LIABILITIES DUE TO SENIORITY BONUSES FOR ALL PERSONNEL AS WELL AS PENSIONS FOR NON-UNION PERSONNEL, ARE REGISTERED UPON BEING ACCRUED, AND ARE CALCULATED BY INDEPENDENT ACCOUNTANTS WITH BASIS ON THE INTEREST RATE. THEREFORE, ALL LIABILITY IS BEING RECOGNIZED, SUCH AS IS ESTIMATED AT PRESENT VALUE, WHICH WILL COVER THE OBLIGATIONS RESULTING FROM THESE BENEFITS AT THE ESTIMATED DATE OF RETIREMENT OF ALL OF THE EMPLOYEES WORKING AT THE COMPANY. INDEMNIZATIONS ARE APPLIED TO THE RESULTS WHEN THE DECISION TO PAY THEM HAS BEEN TAKEN.

I. **INTEGRAL LOSS.** – THE INTEGRAL LOSS PRESENTED IN THE ENCLOSED CAPITAL VARIATION STATEMENTS, IS THE RESULT OF THE ACCOUNTING CAPITAL AMENDMENTS DURING THE FISCAL YEAR ON ACCOUNT OF ITEMS WHICH DO NOT REPRESENT DISTRIBUTIONS OR MOVEMENTS OF THE CONTRIBUTED CAPITAL; IT IS INTEGRATED BY THE CONSOLITATED NET PROFIT (LOSS) OF THE YEAR, PLUS OTHER ENTRIES REPRESENTING ANY PROFIT OR LOSS DURING THAT SAME FISCAL YEAR, WHICH, ACCORDING TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN MEXICO, ARE PRESENTED DIRECTLY IN THE ACCOUNTING CAPITAL, WITHOUT AFFECTING THE STATEMENT OF RESULTS. DURING 2003 AND 2002, THE OTHER INTEGRAL (LOSS) ENTRIES ARE REPRESENTED BY THE INADEQUACY IN THE UPDATING OF THE ACCOUNTING CAPITAL AS WELL AS IN THE RESULTS OF THE INVESTMENTS OF THE MINORITY SHAREHOLDERS.

J. **REVENUE RECOGNITION.**- REVENUES ARE RECOGNIZED IN THE PERIOD IN WHICH THE RISKS AND REWARDS OF OWNERSHIP OF INVENTORIES ARE TRANSFERRED TO CUSTOMERS, WHICH GENERALLY COINCIDES WITH THE SHIPMENT OF PRODUCTS TO CUSTOMERS IN SATISFACTION OF ORDERS, THEN SUCH CUSTOMERS ASSUME THE RESPONSIBILITY OF THOSE. REVENUES FOR SERVICES ARE RECOGNIZED IN THE PERIOD IN WHICH SUCH SERVICES ARE RENDERED. REVENUES FOR CONSTRUCTION AND BUILDING PROGRAMS ARE RECOGNIZED CONCURRENTLY WITH THE PROGRESS OF THOSE.

K.**DETERIORATION OF LONG TERM ASSETS** – THE COMPANY REVIEWS THE BOOK VALUE OF LONG TERM ASSETS BEING USED, UPON THE APPEARANCE OF ANY SIGN OF DETERIORATION WHICH MIGHT INDICATE THAT THE BOOK VALUE OF THESE ASSETS COULD NO LONGER BE RECOVERABLE, TAKING INTO ACCOUNT THE GREATER OF THE PRESENT VALUES OF THE NET CASH FLOW OF FUTURE ASSETS, OR THE NET SALES PRICE IN THE EVENT OF ITS EVENTUAL DISPOSAL, THE DETERIORATION IS REGISTERED TAKING INTO ACCOUNT THE AMOUT OF ITS BOOK VALUE WHICH EXCEEDS THE GREATER VALUE OF THE AFOREMENTIONED VALUES. THE SIGNS OF DETERIORATION WHICH ARE TAKEN INTO ACCOUNT FOR THIS PURPOSE, ARE, AMONG OTHERS, LOSSES IN OPERATION OR NEGATIVE CASH FLOWS DURING THE FISCAL YEAR, WHENEVER THEY ARE COMBINED WITH A HISTORY OR PROJECTION OF LOSSES, DEPRECIATIONS AND AMORTIZATIONS CHARGED TO THE RESULTS, WHICH IN TERMS OF PERCENTAGE IN CONNECTION WITH INCOME, WOULD BE SUBSTANTIALLY HIGHER TO THOSE OF PREVIOUS YEARS, AS A RESULT OF BECOMING OBSOLETE, A REDUCTION IN DEMAND OF THE PRODUCTS BEING MANUFACTURED, COMPETITION AND OTHER ECONOMIC AND LEGAL FACTORS.

STOCK EXCHANGE CODE: IEM **QUARTER: 1** **YEAR: 2005**
IEM, S.A. DE C.V.

COMPLEMENTARY REMARKS REGARDING THE FINANCIAL SITUATION (1)

BUSINESS CONCENTRATION - AN IMPORTANT PART OF THE COMPANY'S INCOME ARE GENERATED BY THE ELECTRIC POWER INDUSTRY.

3. STOCK EXCHANGE CREDITS.

THERE ARE NO STOCK EXCHANGE CREDITS AS OF 31 MARCH, 2005.

4. CONTINGENT LIABILITY.

THE COMPANY HAS PLANS FOR THE PAYMENT OF RETIREMENT PENSIONS AND DEATH OR TOTAL DISABILITY, FOR ALL ITS NON SYNDICATED PERSONNEL AND SENIORITY PREMIUM PLANS FOR ALL ITS PESONNEL, IN COMPLIANCE WITH THE FEDERAL LABOR LAW AND WITH WHAT IS STATED IN THE LABOR CONTRACTS. THE RELATED LIABILITY AND ANNUAL BENEFITS COST ARE CALCULATED BY AN INDEPENDENT ACTUARY IN CONFORMITY WITH THE BASES DEFINED IN THE PLANS, USING THE PROJECTED UNIT CREDIT METHOD.

PRESENT VALUE OF THIS LIABILITIES AND RATES USED ON CALCULATIONS ARE:

	THOUSANDS OF MEXICAN PESOS
LIABILITIES FOR CURRENT BENEFITS	$ (76,911)
ASSETS OF PLAN	72,849
FUND BALANCE	(4,062)
ADJUSTMENT OF EXPERIENCE, VARIANCES IN ASSUMPTIONS AND AMEDMENT OF PENDION FUND	3,327
TRANSITION ASSETS OR LIABILITIES	551
(LIABILITIES) NET PROJECTED	(184)

STOCK EXCHANGE CODE: IEM

QUARTER: 1   YEAR: 2005

IEM, S.A. DE C.V.

COMPLEMENTARY REMARKS REGARDING THE FINANCIAL SITUATION (1)

PAGE 5

ANNEX 2

CONSOLIDATED

Final Print

5.- STOCKHOLDERS EQUITY
THE RESTATEMENT EFFECTS OF THE STOCKHOLDERS' EQUITY ARE SHOWN NEXT

	2005		2004	
CAPITAL STOCK	15,688		15,688	
RESTATEMENT	627,409	643,097	627,409	643,097
LEGAL RESERVE	3,138		3,138	
RESTATEMENT	30,942	34,080	30,942	34,080
PROFIT IN PREVIOUS YEARS	206,976		229,338	
RESTATEMENT	132,826	339,802	80,036	309,374
PROFIT OF THE YEAR	(15,180)		(14,645)	
RESTATEMENT	(82)	(15,262)	(726)	(15,371)
INSUFFICIENCY IN				
RESTATEMENT OF CAPITAL		(669,530)		(618,252)
		332,187		352,928

6. RESERVE FOR THE REPURCHASE OF SHARES OF STOCK.
THERE IS NO SUCH RESERVE AS OF 31 MARCH, 2005.

7. INTEGRAL FINANCING COST.
INTERESTS PAID AND FLUCTUATIONS ON FOREIGN EXCHANGE RATES ARE NOT COMPOUNDED AND GO DIRECTLY TO INCOME, AS PART OF THE INTEGRAL FINANCING COST.

8. INCOME TAX, TAX ON ASSETS AND EMPLOYEE STATUTORY PROFIT SHARING.- PROVISIONS FOR INCOME TAX ("ISR") AND EMPLOYEE STATUTORY PROFIT SHARING ("PTU"), ARE RECORDED IN RESULTS OF THE YEAR IN WHICH THEY ARE INCURRED AND THE DEFERRED ISR TAX ASSETS AND LIABILITIES ARE RECOGNIZED FOR TEMPORARY DIFFERENCES RESULTING FROM COMPARING THE BOOK AND TAX VALUES OF ASSETS AND LIABILITIES PLUS ANY FUTURES BENEFITS FROM TAX LOSS CARRY FORWARDS. DEFERRED ASSET ISR IS REGISTERED ONLY WHEN IT IS VERY LIKELY TO BE RECOVERED. DEFERRED PTU IS DERIVED FROM TEMPORARY DIFFERENCES BETWEEN ACCOUNTING AND TAXABLE INCOME FOR PTU PURPOSES AND IS RECOGNIZED ONLY WHEN IT CAN BE REASONABLY ASSUMED THAT THEY WILL GENERATE A LIABILITY OR BENEFIT, AND THERE IS NO INDICATION THAT THIS SITUATION WILL CHANGE, IN SUCH A WAY THAT THE LIABILITIES WILL NOT BE PAID OR BENEFITS WILL NOT BE REALIZED.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
(MEXICAN STOCK EXCHANGE)
SIFIC / ICS

STOCK EXCHANGE CODE: IEM   QUARTER: 1   YEAR: 2005
IEM, S.A. DE C.V.

COMPLEMENTARY REMARKS REGARDING THE FINANCIAL SITUATION (1)

THE TAX ON ASSETS PAID THAT IS EXPECTED TO BE RECOVERABLE IS RECORDED AS AN ADVANCE PAYMENT OF INCOME TAX AND IS PRESENTED WITH DEFERRED INCOME TAX IN THE BALANCE SHEET.

THE COMPANY IS SUBJECT TO INCOME TAX (ISR) AND TAX ON ASSETS (IMPAC). ISR IS COMPUTED TAKING IN CONSIDERATION THE TAXABLE AND DEDUCTIBLE EFFECTS OF INFLATION, SUCH AS DEPRECIATION CALCULATED ON RESTATED ASSET VALUES AND THE DEDUCTION OF PURCHASES IN PLACE OF COST OF SALES WHICH PERMIT THE DEDUCTION OF CURRENT COSTS AND TAXABLE INCOME IS INCREASED OR REDUCED BY THE EFFECTS OF INFLATION ON CERTAIN MONETARY ASSETS AND LIABILITIES THROUGH THE ANNUAL ADJUSTMENT INFLATION, WHICH IS SIMILAR TO MONETARY POSITION GAIN OR LOSS. THE ISR RATE WAS 33% IN 2004 AND 34% IN 2003. IMPAC IS CALCULATED AT AN ANNUAL RATE OF 1.8% ON THE NET AVERAGE OF THE MAJORITY OF THE RESTATED ASSETS (CURRENT VALUES) AND CERTAIN LIABILITIES, AND THE TAX IS PAID ONLY TO THE EXTENT THAT IT EXCEEDS ISR OF THE YEAR. IF IN ANY YEAR IMPAC EXCEEDS ISR, THE IMPAC PAYMENT FOR SUCH EXCESS MAY BE REDUCED BY THE AMOUNT BY WHICH ISR EXCEEDED IMPAC IN THE TEN SUBSEQUENT YEARS.

ON DECEMBER 1ST, 2004 THE AMENDMENTS TO THE ISR (INCOME TAX) AND IMPAC LAWS WERE PUBLISHED, EFFECTIVE AS FROM 2005, THE MAIN ONES BEING A) TO REDUCE THE ISR RATE TO 30% FOR YEAR 2005, TO 29% BY 2006 AND 28% FROM 2007 ON; B) FOR ISR PURPOSES THE COST OF SALES WILL BE DEDUCTED, INSTEAD OF THE ACQUISITION OF INVENTORIES; C) IN 2005, SET ACCORDING TO THE TAX RULES, IT WILL BE POSSIBLE TO CHOOSE TO ACCRUE THE INVENTORIES WITHIN A PERIOD FROM 4 TO 12 YEARS AS OF DECEMBER 31ST 2004; WHENEVER CHOOSING TO ACCRUE INVENTORIES, THE BALANCE OF SUCH INVENTORIES HAS TO REDUCE WITH THE NON DEDUCTED BALANCE OF THE INVENTORIES OF RULE 106 AND THE TAX LOSSES TO BE PAID OFF, AND IT WILL BE POSSIBLE TO DEDUCT THE INVENTORIES SALES COST AS IT IS TRANSFERRED; D) AS FROM 2006 THE PARTICIPATION PAID TO THE WORKERS FOR PROFIT-SHARING SHALL BE FULLY DEDUCTIBLE E) THE LIABILITIES WITH BANKING AND WITH FOREIGNERS IS INCLUDED FOR THE ASSESSMENT OF TAXES BASE FOR THE IMPAC.

FOR DETERMINING THE DEFERRED ISR AS OF DECEMBER 31ST 2004, THE COMPANY APPLIED THE SEVERAL RATES THAT WILL BE IN PLACE AS FROM 2005 OVER THE TEMPORARY DIFFERENCES, ACCORDINGLY WITH AN ESTIMATED DATE OF REINVESTMENT. ADDITIONALLY, ACCORDING WITH FISCAL DISPOSITIONS SO WILL BE IN VIGOR BEGINNINGS 2005, THE MANAGEMENT OF THE COMPANY DECIDED THAT THE FISCAL INVENTORY TO DECEMBER 31, 2004 BY AN AMOUNT OF $179,592 WILL BE ACCRUED WITHIN A PERIOD OF 8 YEARS STARTING THE FISCAL YEAR OF 2005, CALCULATED IN BASE OF THE INVENTORY TURNOVER, DIFFERING THE INITIAL EFFECT DUE TO THE NEW DISPOSITION WHICH NOT PERMIT DEDUCT THE ACQUISITIONS OF INVENTORIES. THE RESULT OF THE APPLICATION OF SEVERAL RATES IS SHOWED IN THE PREVIOUS TABLE UNDER THE ITEM EFFECT IN DEFERRED ISR BY RATE CUT .

COMPLEMENTARY REMARKS REGARDING THE FINANCIAL SITUATION (1)

AS OF 31 MARCH, 2005, THE MAIN TEMPORARY DIFFERENCES WHERE THE DEFERRED INCOME TAX IS ACKNOWLEDGED, ARE ANALYZED AS FOLLOWS:

INVENTORIES	$ (122,529)
REAL ESTATE, PLANT AND EQUIPMENT – NET	(143,948)
ADVANCES TO CUSTOMERS	16,351
RESERVES AND OTHERS	(5,091)
FISCAL LOSS FOR THE PERIOD	16,593
RULE 106	72,357

	(166,267)
INCOME TAX RATE	30%

DEFERRED INCOME TAX PAYABLE	(49,880)
DEFERRED PROFIT SHARING PAYABLE	(4,565)

DIFERENTIAL RATES EFECT	2,531
TOTAL DEFERRED TAXES PAYABLE	$ (51,914)

9. EXTRAORDINARY ENTRIES.

THERE ARE NO EXTRAORDINARY ENTRIES, AS OF 31 MARCH, 2005.

10. DISCONTINUED OPERATIONS

IN JULY OF 2003 THE MOTORS' LINE PRODUCTION WAS SHUT DOWN AND IN SEPTEMBER 2004 THE PROTECTION'S EQUIPMENT AS WELL BY THE COMPANY. DUE TO THE REASON BEFORE MENTIONED THESE ITEMS ARE NOT PART OF THE ORDINARY OPERATIONS OF THE COMPANY, THEY ARE RECORD AS AN DISCONTINUE OPERATION IN THE BALANCE AND THE INCOME STATEMENT

11. EFFECT AT THE BEGINNING OF THE YEAR DUE TO CHANGES IN ACCOUNTING PRINCIPLES.
THERE HAS BEEN NONE, AS OF 31 MARCH, 2005.

STOCK EXCHANGE CODE: IEM   QUARTER: 1   YEAR: 2005

IEM, S.A. DE C.V.

COMPLEMENTARY REMARKS REGARDING THE FINANCIAL SITUATION (1)

PAGE 8

ANNEX 2   CONSOLIDATED

Final Print

12. NET MONTHLY INCOME (HISTORICAL AND CURRENT)

MONTLY	NAI	NMI	INDEX	INDEX	NMIC
JANUARY 05	(7,204)	(7,204)	113.4620	112.554	(7,262)
FEBRUARY	(12,162)	(4,958)	113.4620	112.929	(4,981)
MARCH	(15,180)	(3,018)	113.4620	113.462	(3,018)
APRIL 04	(18,985)	(4,341)	113.4620	108.836	(4,526)
MAY	(22,528)	(3,542)	113.4620	108.563	(3,702)
JUNE	(24,731)	(2,204)	113.4620	108.737	(2,300)
JULY	(26,344)	(1,612)	113.4620	109.022	(1,678)
AUGUST	(21,875)	4,469	113.4620	109.569	4,622
SEPTEMBER	(19,707)	2,168	113.4620	110.602	2,224
OCTOBER	(11,705)	8,002	113.4620	111.368	8,152
NOVEMBER	(10,253)	1,452	113.4620	112.318	1,467
DECEMBER	(21,458)	(11,205)	113.4620	112.550	(11,295)

NEW ACCOUNTING PRONOUNCEMENT

IN JANUARY 2004, THE IMCP (MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS) ISSUED A NEW BULLETIN D-3 " LABOR RELATED OBLIGATIONS", IN WHICH THE TOPIC OF INCIDENTAL PAYMENTS WAS DELETED, AFFECTING THE RESULTS OF THE FISCAL YEAR WHEN PAYMENT HAS BEEN DECIDED UPON, TO INCLUDE IN ITS PLACE THE "REMUNERATIONS AT THE END OF THE WORKING RELATION" THAT ARE DEFINED AS THE REMUNERATIONS PAID TO THE WORKERS WHEN THEY PUT AN END TO THEIR WORKING RELATION BEFORE THEY REACH THE AGE TO RETIRE, THUS THE ASSESSMENT AND REVELATION RULES REQUIRED FOR PENSIONS AND SENIORITY MUST BE FOLLOWED.

THIS PROVISION ENTERS INTO EFFECT AS FROM JANUARY 1ST 2005 AND THE OPTION OF RECOGNIZING IMMEDIATELY THE RESULTS OF THE FISCAL YEAR WHAT RESULTS FROM THE TRANSITION OF ASSETS AND LIABILITIES OR ITS AMORTIZATION IN ACCORDANCE WITH THE AVERAGE OF THE WORKERS' REMAINING WORKING LIFE. THE COMPANY HAS NOT CONCLUDED THE ASSESSMENT OF THE EFFECTS OF THIS NEW RULE.

IN APRIL 2004, THE IMCP ISSUED BULLETIN C-10 "DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING OPERATIONS" (C-10) OF COMPULSORY APPLICATION FOR FINANCIAL STATEMENTS THAT START ON JANUARY 1ST 2005, EVEN THOUGH THEIR EARLY APPLICATION IS ADVISED. IN GENERAL TERMS THE C-10 ESTABLISHES THAT IN THE COVERAGE OF REASONABLE VALUE, THE FLUCTUATION IN THE REASONABLE VALUE, SO MUCH DERIVED FROM THE OPEN RISK POSITION, MUST BE RECOGNIZED IN THE RESULTS OF THE PERIOD IN WHICH IT OCCURS, WHILE THE CASH FLOW HEDGES, THE EFFECTIVE PART OF THE FLUCTUATIONS OF REASONABLE VALUE MUST BE RECOGNIZED IN THE INTEGRAL PROFIT ACCOUNT WITHIN THE NET WORTH, AND THE INEFFECTIVE PART MUST BE RECOGNIZED IN THE FISCAL YEAR RESULTS.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
(MEXICAN STOCK EXCHANGE)
SIFIC / ICS

STOCK EXCHANGE CODE: IEM   QUARTER: 4   YEAR: 2004
IEM, S.A. DE C.V.

COMPLEMENTARY REMARKS REGARDING THE FINANCIAL SITUATION (1)

		PAGE 8
	ANNEX 2	CONSOLIDATED
JUDGED INFORMATION		Final Print

REGARDING THE DERIVATIVES FINANCIAL INSTRUMENTS, THE FEATURES THAT MUST BE MET IN ORDER TO BE CONSIDERED AS SUCH ARE ESTABLISHED AND THE DEFINITION OF THE TERMINOLOGY IS IMPROVED AND SUPPLEMENTED. PROVISIONS REGARDING THE ELEMENTS THAT PARTICIPATE IN THE HEDGING OPERATIONS ARE INCORPORATED, INCLUDING THE OFFICIAL DOCUMENTS PRIOR TO THE ONSET OF THE HEDGING AND THE COVERAGE'S EFFICIENCY MEASUREMENT, AMONG OTHERS, CLASSIFIES COVERAGE INTO THREE TYPES: A) OF REASONABLE VALUE, B) CASH FLOW AND C) FOREIGN CURRENCY, AND PROVIDES THE SPECIFIC RULES, FOR EACH TYPE OF HEDGING, FOR ITS ASSESSMENT, RECOGNITION, PRESENTATION AND DISCLOSURE. THE COMPANY'S MANAGEMENT DEEMS THAT NO MATERIAL EFFECT SHALL ARISE FROM THE ADOPTION OF THIS ACCOUNTING PRINCIPLE IN ITS FINANCIAL SITUATION.

ON APRIL 2004, THE IMCP (MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS) ISSUED THE DOCUMENT OF ADJUSTMENTS TO BULLETIN C-2 ("C-2") OF COMPULSORY APPLICATION FOR THE FINANCIAL STATEMENTS BEGINNING ON JANUARY 1ST , 2005 EVEN THOUGH ITS EARLY APPLICATION IS ADVISED. C-2 ESTABLISHED MAINLY THE FLUCTUATION IN THE REASONABLE VALUE OF THE FINANCIAL INSTRUMENTS CLASSIFIED AS AVAILABLE FOR THEIR SALE, IT MUST BE RECOGNIZED IN THE INTEGRAL PROFIT AND BE RECLASSIFIED TO THE RESULTS OF THE PERIOD AT THE MOMENT OF THE SALE OF SUCH INSTRUMENTS.; INCORPORATES THE FEASIBILITY OF EXECUTING TRANSFERS AMONG

SOME OF THE CATEGORIES IN WHICH THE FINANCIAL INSTRUMENTS ARE CLASSIFIED, AS LONG AS THE CONDITIONS AND RULES FOR ITS ACCOUNTING RECOGNITION ARE MET; EXTENDS THE APPLICATION OF DETERIORATION OF THE INSTRUMENTS AVAILABLE FOR THEIR SALE AND PROVIDES HIGHER PRECISION RULES TO ITS RECOGNITION. THE COMPANY'S MANAGEMENT DEEMS THAT NO IMPORTANT EFFECT SHALL ARISE FROM THE ADOPTION OF THIS ACCOUNTING PRINCIPLE IN ITS FINANCIAL SITUATION.

IN MAY 2004, THE IMCP (MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS) ISSUED THE BULLETIN B-7 "BUSINESS ACQUISITIONS" ("B-7") OF COMPULSORY APPLICATION FOR THE FINANCIAL STATEMENTS OF PERIODS STARTING AS OF JANUARY 1ST, 2005, EVEN THOUGH ITS EARLY APPLICATION IN ADVISED. B-7 PROVIDES THE UPDATED RULES FOR THE ACCOUNTING TREATMENT FOR BUSINESS ACQUISITIONS AND INVESTMENTS IN ASSOCIATED ENTITIES AND ESTABLISHES, AMONG OTHER ASPECTS: THE ADOPTION OF THE PURCHASING METHOD AS THE EXCLUSIVE ASSESSMENT RULE FOR THESE OPERATIONS; IT ELIMINATES COMMERCIAL CREDIT PAY-OFF, WHICH MUST BE SUBJECT TO DETERIORATION; RULES ARE PROVIDED FOR THE ACCOUNTING TREATMENT OF ASSETS TRANSFERS OR EXCHANGE OF STOCKS BETWEEN ENTITIES UNDER SHARED CONTROL., AS WELL AS OF ACQUISITION OF MINORITY INTEREST BASED ON THE PROVISIONS ESTABLISHED IN BULLETIN – B-8 "FINANCIAL STATEMENTS CONSOLIDATED AND COMBINED AND VALUATION OF PERMANENT INVESTMENT IN STOCKS". THE COMPANY'S MANAGEMENT DEEMS THAT THE ADOPTION OF THIS NEW ACCOUNTING PRINCIPLE AS FROM JANUARY 1ST, 2005 SHALL NOT PRODUCE ANY MATERIAL EFFECT IN ITS FINANCIAL SITUATION AND RESULTS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

CONSOLIDATED FINANCIAL STATEMENT

ANNEX 3

Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (THOUSANDS OF PESOS)	
				ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES 1. INDUSTRIAS IEM, S.A. DE C.V.	MANUFACTURING	134,499,908	99.91	134,385	240,117
TOTAL INVESTMENT IN SUBSIDIARIES				134,385	240,117
ASSOCIATES		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATES				0	0
OTHER PERMANENT INVESTMENTS					0
TOTAL					240,117

MEXICAN STOCK EXCHANGE
SIFIC / ICS

CREDITS BREAK DOWN
(Thousands of Pesos)
ANNEX 5

JUDGED INFORMATION

Final printing

CREDIT TYPE / INSTITUTION	AMORTIZATION DATE	RATE OF INTEREST	DENOMINATED IN PESOS		AMORTIZATION OF CREDITS IN FOREIGN CURRENCY WITH NATIONAL ENTITIES (THOUSANDS OF PESOS) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY WITH FOREIGN ENTITIES (THOUSANDS OF PESOS) TIME INTERVAL					
			UNTIL 1 YEAR	MORE THAN 1 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS
SUPPLIERS																
OTHERS			33,808	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			33,808	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			0	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHERS			120,890	0	47,276	0	0	0	0	0	0	30,348	0	0	0	0
TOTAL OTHER CURRENT LIABILITIES AND OTHER CREDITS			120,890	0	47,276	0	0	0	0	0	0	30,348	0	0	0	0
TOTAL			154,698	0	47,276	0	0	0	0	0	0	30,348	0	0	0	0

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE: **IEM**   QUARTER: 1   YEAR: **2005**
IEM, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)
ANNEX 6

CONSOLIDATED
FINAL PRINTING

TRADE BALANCE	DOLLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
3.FOREING MONETARY POSITION					
TOTAL ASSETS	6,356	70,957	0	0	70,957
LIABILITIES POSITION	6,873	77,524			77,524
SHORT TERM LIABILITES POSITION	6,873	77,524	0	0	77,524
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	(517)	(6,567)	0	0	(6,567)

NOTES

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE: **IEM**   QUARTER: **1**   YEAR: **2005**
IEM, S.A. DE C.V.

INTEGRATION AND INCOMEX
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
FINAL PRINTING

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	256,043	293,582	(37,539)	0.00	0
FEBRUARY	270,085	292,928	(22,843)	0.33	75
MARCH	193,660	225,866	(32,206)	0.47	151
ACTUALIZATION	0	0	0	0.00	(39)
CAPITALIZATION	0	0	0	0.00	0
FOREIGN COMPANIES	0	0	0	0.00	0
OTHERS	0	0	0	0.00	0
TOTAL					187

STOCK EXCHANGE CODE: IEM

QUARTER: 1

YEAR: 2005

IEM, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)
ANNEX 8

CONSOLIDATED
FINAL PRINTING

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NOT APLLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED
NOT APLLICABLE

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE: IEM

QUARTER: 1   YEAR: 2005

IEM, S.A. DE C.V.

PLANTS, COMMERCIAL CENTERS OR DISTRIBUTION CENTERS
ANNEX 9

FINAL PRINTING

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	% UTILIZATION
INDUSTRIAS IEM, S.A. DE C.V.	MANUFACTURING OF TRANSFORMERS	100	49

NOTES

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE: **IEM**

QUARTER: **1**   YEAR: **2005**

IEM, S.A. DE C.V.

MAIN RAW MATERIALS
ANNEX 10

FINAL PRINTING

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOMESTIC SUBSTITUTES	COST PRODUCTION %
COOPER	NACIONAL DE CONDUCTORES ELECTRICOS, S.A. DE C.V.				7.60
STEEL	SERVILAMINAS SUMMIT				11.70
OIL	SHELL MEXICO, S.A. DE C.V.				1.05
INSULATION	EHV WEIDMAN				0.91
OTHERS	VARIOS				14.60
		ACERO ELECT Y COMP	CONDUMEX, INC	NO	24.92

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 1   YEAR: 2005

SALES DISTRIBUTION BY PRODUCTS
LOCAL SALES
ANNEX 11

CONSOLIDATED
FINAL PRINTING

MAIN PRODUCTS	TOTAL PRODUCTION		SALES		MARKET SCHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKERS	COSTUMERS
ALTERNATED ENERGY	4,459	79,636	6,672	105,686		IEM	CFE, CLYF, NACEL, SELMEC, SINERGIA SIEMENS
TOTAL		79,636		105,686			

NOTES

STOCK EXCHANGE CODE: **IEM**

QUARTER: **1**   YEAR: **2005**

IEM, S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCTS
ANNEX 11

FOREING SALES

FINAL PRINTING

MAIN PRODUCTS	TOTAL PRODUCTION		SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKERS	COSTUMERS
ALTERNATED ENERGY				17		IEM	
TRANSFORMERS				7437			CONDUMEX, INC
TOTAL				7,454			

NOTES

STOCK EXCHANGE CODE: IEM

IEM, S.A. DE C.V.

QUARTER: 1   YEAR: 2005

**FINAL PRINTING
CONSOLIDATED**

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (THOUSANDS OF PESOS)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		0	2,550,000	13,982,014	16,532,014		1,274	6,726
B		0	2,450,000	13,433,699		15,883,699	1,226	6,462
TOTAL			5,000,000	27,415,713	16,532,014	15,883,699	2,500	13,188

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION:
    32,415,713
SHARES PROPORTION BY:

CP O´S:
UNITS:
ADRS´s:
GDRS´s:
ADS's:
GDS's:

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

STOCK EXCHANGE CODE: IEM   DATE: 15/06/2005 12:26

GENERAL DATA OF ISSUER

FIRM NAME	IEM, S.A. DE C.V.
ADDRESS:	VÍA GUSTAVO BAZ Nº 340
	COLONIA BARRIENTOS
ZIP CODE:	54010
	TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE:	57 29 97 00
FAX:	53 10 00 25
E-MAIL:	
WEB SITE:	

FISCAL DATA OF ISSUER

COMPANY "RFC"	IEM8312144U6
ADDRESS:	VÍA GUSTAVO BAZ Nº 340
	COLONIA BARRIENTOS
ZIP CODE:	54010
	TLANEPANTLA, ESTADO DE MÉXICO

PERSON IN CHARGE OF PAYMENT

NAME:	MR. ENRIQUE BERUMEN MARTINEZ
ADDRESS:	VÍA GUSTAVO BAZ Nº 340
	COLONIA BARRIENTOS
ZIP CODE:	54010
CITY AND STATE:	TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE:	57 29 97 00
FAX:	53 10 00 25
E-MAIL:	eberumen@condumex.com.mx

DATA OF OFFICERS

MSM POSITION:	CHAIRMAN OF THE BOARD
POSITION:	
NAME:	MR. JUAN DE DIOS CONCHA MALO
ADDRESS:	VÍA GUSTAVO BAZ No 340
	COLONIA BARRIENTOS
ZIP CODE:	54010
	TLALNEPANTLA, ESTADO DE MÉXICO
TELEPHONE:	57 29 97 00
FAX:	53 10 00 25
E-MAIL:	jconcha@condumex.com.mx

MSM POSITION:	GENERAL DIRECTOR
POSITION:	CHAIRMAN OF THE BOARD
NAME:	MR. JUAN DE DIOS CONCHA MALO
ADDRESS:	VÍA GUSTAVO BAZ No 340
	COLONIA BARRIENTOS
ZIP CODE:	54010
	TLALNEPANTLA, ESTADO DE MÉXICO
TELEPHONE:	57 29 97 00
FAX:	53 10 58 54
E-MAIL:	jconcha@condumex.com.mx

STOCK EXCHANGE CODE: IEM   DATE: 15/06/2005 12:26

MSM POSITION:	PERSON IN CHARGE OF SENDING QUARTERLY FINANCIAL INFORMATION
POSITION:	COMPTROLLER GENERAL
NAME:	MR. FERNANDO RAFAEL AGUADO GUTIERREZ. CPA
ADDRESS:	VÍA GUSTAVO BAZ Nº 340
	COLONIA BARRIENTOS
ZIP CODE:	54010
CITY AND STATE:	TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE:	57 29 97 00
FAX:	53 10 00 25
E-MAIL:	raguado@condumex.com.mx

MSM POSITION:	SECOND PERSON IN CHARGE OF SENDING QUARTERLY FINANCIAL INFORMATION
POSITION:	IEM ACCOUNTANT
NAME:	MRS. ALEJANDRA ROQUE VAZQUEZ
ADDRESS:	VÍA GUSTAVO BAZ Nº 340
	COLONIA BARRIENTOS
ZIP CODE:	54010
CITY AND STATE:	TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE:	57 29 97 00
FAX:	53 10 00 25
E-MAIL:	aroquev@condumex.com.mx

MSM POSITION:	HEAD OF THE LEGAL DEPARTMENT
POSITION:	LEGAL GENERAL MANAGER
NAME:	MR. JOSE RAMON NEVAREZ JACQUES
ADDRESS:	MIGUEL DE CERVANTES SAAVEDRA Nº 255
	COLONIA GRANADA
ZIP CODE:	11520
	MÉXICO, D.F.
TELEPHONE:	52 50 50 77
FAX:	52 55 16 86
E-MAIL:	jrnevarez@condumex.com.mx

MSM POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	MR. ALEJANDRO ARCHUNDIA BECERRA
ADDRESS:	MIGUEL DE CERVANTES SAAVEDRA Nº 255
	COLONIA GRANADA
ZIP CODE:	11520
	MÉXICO, D.F.
TELEPHONE:	52 50 50 77
FAX:	52 55 16 86
E-MAIL:	aarchunida@condumex.com.mx

MSM POSITION:	CLEARED TO FORWARD INFORMATION VIA EMISNET
POSITION:	COMPTROLLER GENERAL
NAME:	MR. FERNANDO RAFAEL AGUADO GUTIERREZ. CPA
ADDRESS:	VÍA GUSTAVO BAZ Nº 340
COLONIA:	BARRIENTOS
ZIP CODE:	54010
CITY AND STATE:	TLANEPANTLA, ESTADO DE MÉXICO

STOCK EXCHANGE CODE: IEM

DATE: 15/06/2005 12:26

TELEPHONE:	57 29 97 00
FAX:	53 10 00 25
E-MAIL:	raguado@condumex.com.mx

MSM POSITION:	CLEARED TO FORWARD RELEVANT EVENTS VIA EMISNET
POSITION:	COMPTROLLER GENERAL
NAME:	MR. FERNANDO RAFAEL AGUADO GUTIERREZ. CPA
ADDRESS:	VÍA GUSTAVO BAZ Nº 340
COLONIA:	BARRIENTOS
ZIP CODE:	54010
CITY AND STATE:	TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE:	57 29 97 00
FAX:	53 10 00 25
E-MAIL:	raguado@condumex.com.mx

STOCK EXCHANGE CODE: IEM

IEM, S.A. DE C.V.

QUARTER: 1   **YEAR: 2005**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION

THE UNDERSIGNED OF THIS DOCUMENT HEREBY DULLY SWEAR AND STATE THAT TO THE EXTENT OF OUR RESPECTIVE CAPACITIES AND POSITIONS, WE PREPARED THE INFORMATION CONCERNING THE ISSUER COMPANY THAT THE YEARLY REPORT HEREIN PRESENTS. SUCH INFORMATION, TO THE BEST OF OUR KNOWLEDGE, REASONABLY DESCRIBES THE ISSUER'S SITUATION. WE ALSO STATE THAT TO OUR KNOWLEDGE, NO RELEVANT INFORMATION HAS BEEN OMITTED OR MADE FALSE IN THIS ANNUAL REPORT, OR THAT THE REPORT CONTAINS INFORMATION THAT COULD LEAD INVESTORS TO ACT WRONGFULLY.

ING JUAN DE DIOS CONCHA MALO	**CP ENRIQUE BERUMEN MARTINEZ**
General Director	Accounting and System Manager

TLALNEPANTLA, MEX, JUNE 15TH, 2005